SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number: 33-99982

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

ProQuest Profit Sharing Retirement Plan

B.	Name and issuer of the Securities held pursuant to the plan and the address of its principal executive office:

ProQuest Company

300 N. Zeeb Road

Ann Arbor, MI 48106-1346

PROQUEST PROFIT SHARING RETIREMENT PLAN

Financial Statements

December 31, 2004 and 2003

(With Report of Independent Registered Public Accountants Thereon)

PROQUEST PROFIT SHARING RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

Investment Committee

ProQuest Profit Sharing Retirement Plan

Ann Arbor, Michigan

RE: ProQuest Profit Sharing Retirement Plan

We have audited the accompanying statement of net assets available for plan benefits of the ProQuest Profit Sharing Retirement Plan (“Plan”) as of December 31, 2004, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004, and the changes in net assets available for plan benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2004 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements as a whole.

/s/ Crowe Chizek and Company LLC

South Bend, Indiana

June 11, 2005

Report of Independent Registered Public Accounting Firm

The Profit Sharing Plan Administrators

ProQuest Profit Sharing Retirement Plan:

We have audited the accompanying statement of net assets available for plan benefits of the ProQuest Profit Sharing Retirement Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003, and the changes in net assets available for plan benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Detroit, Michigan

June 7, 2004

PROQUEST PROFIT SHARING RETIREMENT PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments:
Plan interest in ProQuest Profit Sharing Plan
Master Trust	$193,161,583	191,941,520
Participant loans	3,430,546	3,318,713

Total investments	196,592,129	195,260,233

Receivables:
Company contributions	2,015,720	3,344,418
Participant contributions	—	—

Net Assets available for plan benefits	$198,607,849	198,604,651

The accompanying notes are an integral part of these financial statements.

PROQUEST PROFIT SHARING RETIREMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions to assets attributed to:
Company contributions	$2,015,911	3,344,208
Participants’ contributions	7,362,792	7,113,688
Participants’ rollovers	1,080,368	909,277
Participant loan interest	184,974	209,364
Net investment gain on plan interest in ProQuest Profit Sharing Plan Master Trust	14,378,825	27,058,471

Total additions	25,022,870	38,635,008

Deductions from assets attributed to:
Benefits paid to participants	24,995,381	17,215,539
Administrative fees	24,291	23,564

Total deductions	25,019,672	17,239,103

Net increase (decrease)	3,198	21,395,905
Net Assets available for plan benefits at beginning of year	198,604,651	177,208,746

Net Assets available for plan benefits at end of year	$198,607,849	198,604,651

The accompanying notes are an integral part of these financial statements.

PROQUEST PROFIT SHARING RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

The following description of the ProQuest Profit Sharing Retirement Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan, which covered 2,758 and 2,946 participants at December 31, 2004 and 2003, respectively, is a defined contribution plan covering all full-time and certain part-time employees of ProQuest Company (the Company). Employees are immediately eligible to participate in the Plan and may join or elect deferral percentage or investment election changes on any business day, effective at the next payroll processing date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is participant directed, and, therefore, participants are allowed to select the investment funds to which they wish to contribute. The ProQuest Profit Sharing Plan Master Trust (the Trust) includes the assets of the Plan and the OEConnection, LLC retirement plan as of July 1, 2001. OEConnection, LLC is a joint venture between the Company and three other members. The account balances of OEConnection, LLC participants are segregated in the Trust.

(b)	Contributions

Participants electing to make contributions to the Plan may contribute not less than 1% and no more than 50% of compensation beginning January 1, 2002. Contributions are limited in accordance with IRS regulations. Participants may allocate their contributions among 26 funds, including 20 funds offered through Fidelity Investments, a party-in-interest investment, and the Company Stock Fund, also a party-in-interest to the plan.

Each year, the Company contributes between 1% and 8% (based on years of credited service and the level of employee contributions) of eligible participants’ annual compensation. For the 2004 plan year, compensation for purposes of the Company contribution was limited to $40,000. Additional amounts may be contributed at the option of the Company’s board of directors. No such additional amounts were contributed to the Plan for the years ended December 31, 2004 or 2003.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and plan earnings. Gains and losses resulting from market appreciation or depreciation, interest, and dividends are allocated on the basis of participants’ account balances.

(d)	Vesting

Participants are immediately vested in their contributions and the Company’s contributions, as well as any investment earnings on these contributions.

PROQUEST PROFIT SHARING RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(e)	Payment of Benefits

Upon termination of employment with the Company or other specified events, a participant may elect to receive an amount equal to the value of the participant’s interest in his or her account in either a lump-sum amount or in installments.

(f)	Participant Loans

Participants can borrow up to 50% of their account balance, subject to IRS limitations. Principal and interest are generally repaid through payroll deductions. The interest rate for participant loans is equal to the prime rate plus 1%, which was 5.25% as of December 31, 2004.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements include the accounts of the ProQuest Profit Sharing Retirement Plan. The financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements requires the plan administrator to make estimates and assumptions related to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include the valuation of investments. Actual results could differ from those estimates.

(c)	Valuation of Investments

The Plan’s investment assets other than participant loans are held in the Master Trust (refer to note 4) which holds mutual funds, common stock of ProQuest Company and common collective trusts. Investments in mutual funds, common stock and common collective trusts are stated at fair value. Participant loans are stated at principal amounts, which approximate fair value.

The fair value of the Plan’s interest in the Trust is based on the beginning-of-the-year value of the Plan’s interest in the net assets of the Trust plus actual contributions and allocated investment income (loss), less actual distributions (including transfers to other plans) and allocated administrative expenses.

The Plan’s interest in the ProQuest Profit Sharing Retirement Trust, at estimated fair value, represents 5 percent or more of the Plan’s net assets at December 31, 2004 and 2003.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income on investments is recognized as earned.

PROQUEST PROFIT SHARING RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(d)	Contributions

The Company contributed $2,015,911 and $3,344,208 to the Plan for the years ended December 31, 2004 and 2003, respectively. These contributions were calculated in accordance with the terms of the Plan. The participant contributions and rollovers totaled $8,443,160 and $8,022,965 for the years ended December 31, 2004 and 2003, respectively.

(e)	Payment of Benefits

Benefit distributions are recorded when paid.

(f)	Administrative Costs

Investment manager fees are offset against earnings on the related investments and allocated to participants. Participants with loan balances were charged administrative fees of $24,291 and $23,564 in 2004 and 2003, respectively. The Plan Sponsor, ProQuest Company, paid the other administrative expenses of the Plan.

(3)	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated July 22, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The related trust is, therefore, exempt from tax under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. The plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the related trust will be exempt from income taxes.

(4)	Interest in ProQuest Profit Sharing Master Trust

The Plan’s investments are held in the ProQuest Profit Sharing Master Trust (Master Trust or Trust), which was established for the investment of assets of the Plan and other retirement plans sponsored by the Company and affiliated entities under common control (see note 2). Each participating retirement plan has an undivided interest in the assets of the Master Trust. Fidelity Management Trust Company (Fidelity) holds the assets of the Master Trust. At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Master Trust was $193,161,583 and $191,941,520, respectively, which represents 98.8% and 99.1% of the trust assets, respectively. Investment income and administrative expenses are allocated to the participating plans based on the activity in the individual participant accounts in the plans.

PROQUEST PROFIT SHARING RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

During 2004 and 2003, the Trust’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Net appreciation (depreciation) in fair value during year	Fair value at end of year
Year ended December 31, 2004:
Mutual funds:
Fidelity Investment Funds (various)	$8,985,731	130,710,497
Fidelity Institutional Cash Portfolio	—	56,414
Calamos Investment Advisors Growth Fund	28,934	1,165,405
Fred Alger & Company Midcap Growth Portfolio	49,112	—
Harris Associates Oakmark Select Fund	111,045	1,552,495
Neuberger Berman Genesis Trust	825,534	6,879,128
Pilgrim Baxter & Associates Investment Funds	21,389	—
TCW Group Galileo Select Equities	32,273	295,766
Van Kampen Investments Growth & Income Fund	3,719	250,887

Total mutual funds	10,057,737	140,910,592

Common stock:
ProQuest Company common stock	4,731	1,579,535
Common collective trust:
Fidelity Managed Income Portfolio II	—	53,113,159

	$10,062,468	195,603,286

	Net appreciation (depreciation) in fair value during year	Fair value at end of year
Year ended December 31, 2003:
Mutual funds:
Fidelity Investment Funds (various)	$20,501,601	125,344,375
Fidelity Institutional Cash Portfolio	—	60,161
Fred Alger & Company Midcap Growth Portfolio	72,840	366,406
Harris Associates Oakmark Select Fund	126,761	1,090,337
Neuberger Berman Genesis Trust	1,013,344	4,697,934
Pilgrim Baxter & Associates Investment Funds	46,772	282,620
TCW Group Galileo Select Equities	72,333	365,112

Total mutual funds	21,833,651	132,206,945

Common stock:
ProQuest Company common stock	649,498	1,677,678

Common collective trust:
Fidelity Managed Income Portfolio II	—	58,317,111
Fixed income contracts:
Rabobank Nederland synthetic investment contracts	—	1,534,415

	$22,483,149	193,736,149

The following table presents the market value of individual investments that represent 5% or more of the Trust’s net assets at December 31, 2004 and 2003, and of total investments at December 31, 2004 and 2003:

	2004	2003
Fidelity Investment Funds:
Managed Income Portfolio II	$53,113,159	58,317,111
U.S. Equity Index	12,719,196	11,406,480
Magellan	17,612,112	17,941,641
Contrafund	16,549,833	14,198,762
Growth and Income	16,552,495	15,652,348
OTC Portfolio	9,046,787	9,867,317
Freedom 2010	13,410,225	14,037,138
Freedom 2020	12,584,057	11,891,225

PROQUEST PROFIT SHARING RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

The following table presents the total value of the Trust’s net assets at December 31, 2004 and 2003:

	2004	2003
Fair value of investments	$195,603,286	193,736,149
Trust receivables	103	37,642
Trust payables	—	(83,648)

Net trust assets	$195,603,389	193,690,143

The components of the income for the Master Trust are as follows for the years ended December 31, 2004 and 2003:

	2004	2003
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$10,057,737	21,833,651
Common stock	4,731	649,498

	10,062,468	22,483,149

Interest	2,203,009	3,062,790
Dividends	2,367,248	1,885,036
Administrative fees	(126)	(35,522)

Trust income (loss)	$14,632,599	27,395,453

The Plan’s interest in the Master Trust income was $14,378,825 and $27,058,471 for the years ended December 31, 2004 and 2003, respectively.

(5)	Termination Priorities of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. Participants are 100% vested in their accounts, and the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations.

PROQUEST PROFIT SHARING RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(6)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 to the Form 5500:

2004
Net assets available for benefits per the financial statements	$198,607,849
Less: Participant loans deemed distributed	(8,167)

Net assets available for benefits per the Form 5500	$198,599,682

The following is a reconciliation of the total deductions per the financial statements for the year ended December 31, 2004 to the Form 5500:

2004
Total deductions per the financial statements	$25,019,672
Add: Participant loans deemed distributed	8,167

Total expenses per the Form 5500	$25,027,839

(7)	Parties in Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others. At December 31, 2004 and 2003, certain investments of the ProQuest Profit Sharing Master Trust were held in investment funds which were managed by Fidelity, the Trustee of the ProQuest Profit Sharing Master Trust. Fidelity is the Plan custodian and, therefore, these transactions represent exempt party-in-interest transactions which are not prohibited by the Department of Labor.

PROQUEST COMPANY    EIN #36-3580106

PROQUEST PROFIT SHARING RETIREMENT PLAN    PLAN #101

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issue, borrower, or similar party	Description of investment including maturity date, rate of interest, or maturity value	Cost	Current value
Other investments:
Participant loans	Varying maturities; Interest rates from 5% to 10.5%	—	3,422,379

		$—	3,422,379

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2005	ProQuest Profit Sharing Retirement Plan

	By:	/s/ Kevin G. Gregory
Kevin G. Gregory
Senior Vice President,
Chief Financial Officer, and
Assistant Secretary